UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with Ruling No. 358 of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - CVM), as amended, complementing the Material Fact dated as of August 28th, 2014, announces to the market and to the general public that the Board of Directors of Vivendi S.A., in a meeting held on August 28th, 2014, has accepted to grant exclusivity to Telefónica, S.A. and the Company, for a period of three (3) months, for the negotiations regarding the acquisition of the total capital stock of Global Village Telecom S.A. (“Transaction”).

Attached to this Material Fact is a descriptive presentation of the main proposed steps for the structuring of the Transaction, as well as some projections regarding the financial data related to it. It should be emphasized, however, that all information contained in the presentation is based on preliminary studies.

São Paulo, August 29th, 2014.

     Alberto Manuel Horcajo Aguirre
Diretor de Relações com Investidores
Tel: +55 11 3430-3687 Email: ir.br@telefonica.com
www.telefonica.com.br/ri

Creating the Leading Integrated Telco in Brazil

29 August 2014

Telefônica Brasil
Investor Relations

Disclaimer

This document contains statements that constitute forward looking statements about Telefonica Brasil S.A. (going forward, “the Company” or Telefonica Brasil or VIVO) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica Brasil with the relevant Securities Markets Regulators.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefonica Brasil undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Brasil’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica Brasil.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations
Telefônica Brasil S.A.	2

Transaction Summary

• Telefónica and Telefónica Brasil have entered into an exclusivity agreement with Vivendi in relation to their binding offer to acquire 100% of GVT

• Total implied consideration for 100% of GVT of €7.45bn, through a combination of cash and a stake in the enlarged Telefónica Brasil

(i) €4.66bn of cash, financed through a capital increase at Telefónica Brasil

(ii) 12.0% stake in the enlarged Telefónica Brasil (after capital increase)

• Telefónica offered Vivendi the opportunity to swap, a 4.5% stake in the enlarged Telefónica Brasil in return for a voting stake of 8.3% in Telecom Italia held by Telefónica

• Vivendi to decide at the time of signing of the definitive agreements if it wishes to receive the Telecom Italia shares

• Cooperation between Telefónica and Vivendi’s subsidiaries globally for the distribution of media content

• Transaction to unlock significant value, with synergies of at least €4.7bn NPV

• Exclusivity period of 3 months

• Signing of definitive agreements after Vivendi’s workers’ council review

• Telefónica Brasil shareholders’ approval required at Telefónica Brasil’s General Meeting

• Transaction expected to close in mid 2015, following clearance from relevant authorities

Investor Relations
Telefônica Brasil S.A.	3

Proposed Transaction Structure

Transaction Summary

Total consideration of €7.45bn

• Acquisition of GVT by Telefónica Brasil for a combination of cash and a stake in the enlarged Telefónica Brasil

i. €4.66bn in cash, financed through a capital increase at Telefónica Brazil

ii. 12.0% stake in the enlarged Telefónica Brasil (after capital increase)

• Vivendi could request that, Telefónica exchanges 1,110m Telecom Italia ordinary shares (8.3% of voting capital) it owns for 4.5% stake in the enlarged Telefónica Brasil

Investor Relations
Telefônica Brasil S.A.	4

Transaction Rationale

• Strong NGN with more than 10.4m Homes Passed in 152 cities/21 Brazilian states

• More than 2.5m UBB clients (86%>10Mbps), of which 92% outside Sao Paulo

• Sustained double-digit growth (26% revenue CAGR 10-13) with further potential

• Strong management track record underpinned by impressive operating and financial performance

• Leading integrated operator with nationwide footprint and a 29% revenue share

„ Leader in mobile and UBB, well positioned in high value segments in both services
„ Enables Telefónica Brasil to offer high quality quad-play products
• Accelerating growth profile both at Telefónica and Telefónica Brasil
• Reinforced competitive positioning:

„ Mobile: bundling services and supporting LTE deployment by leveraging GVT’s extensive fiber network
„ Fixed in Sao Paulo: optimizing fiber deployment by transferring operational best practices to VIVO
„ Corporate/SME: improving profitability, competitive positioning and quality of services by migrating to owned infrastructure

Investor Relations
Telefônica Brasil S.A.	5

Transaction Rationale (Cont’d)

•	NPV of total synergies of at least €4.7bn, net of integration costs
„ Net savings from year one
„ Annual run-rate of operating and revenue synergies of at least €450 m; c70% of run-rate synergies by year 2017
•	Revenue synergies (20% of the total):
„ Cross-selling synergies on similar customers profile, corporate and wholesale
„ Improved customer satisfaction and loyalty
•	OpEx and CapEx synergies (49% of the total):
„ Leveraging GVT’s fibre network for LTE deployment
„ Lower direct costs as a result of higher scale
•	Incremental value from additional financial, fiscal and other synergies (31% of the total)
•	Highly experienced management team with a proven track record of integration

•	Accelerating growth profile
•	Unlocks significant value for Telefónica Brasil shareholders
•	Improved profitability and enhanced cash flow generation for enlarged entity
•	Increases financial flexibility, with no incremental leverage
•	Maintaining optionality for potential additional sector evolution

Investor Relations
Telefônica Brasil S.A.	6

2 Leading Integrated Telco Operator in Brazil

Total accesses - 1Q 2014 (000's)

VIVO/GVT: #1

VIVO: #2
GVT: #5

101,495
96,576
93,856
75,257
74,689
7,639
5,480
Telefónica vivo GVT
américa móvil
Telefónica vivo
oi
TIM
GVT
SKY

Net revenues - 2013 (€mm)

VIVO/GVT: #1

VIVO: #1
GVT: #6

13,915
12,206
11,670
9,992
7,003
2,826
1,709
Telefónica vivo GVT
Telefónica vivo
américa móvil
oi
TIM
SKY
GVT

EBITDA - 2013 (€mm)

VIVO/GVT: #1

VIVO: #1
GVT: #6

4,396
3,689
2,768
2,663
1,830
943
707
Telefónica vivo GVT
Telefónica vivo
américa móvil
oi
TIM
SKY
GVT

(EBITDA-Capex) - 2013 (000's)

VIVO/GVT: #1

VIVO: #1
GVT: #5

1,568
1,506
470
466
219
(62)
N/A
Telefónica vivo
Telefónica vivo GVT
TIM
oi
SKY
GVT
américa móvil

a

Investor Relations
Telefônica Brasil S.A.	7

2 Leading Integrated Telco Operator in Brazil (cont'd)

Mobile voice - 1Q 2014 (000's)

VIVO/GVT: #1

VIVO: #1
GVT: N/A

78,465
78,465
73,922
68,776
50,601
0
0
Telefónica vivo GVT
Telefónica vivo
TIM
oi
GVT
SKY

Fixed-voice accesses - 1Q 2014 (000's)

VIVO/GVT: #2

VIVO: #3
GVT: #4

17,263
15,066
11,100
10,828
4,238
665
0
oi
Telefónica vivo GVT
Telefónica vivo
GVT
TIM
SKY

Fixed broadband accesses - 1Q 2014 (000's)

VIVO/GVT: #2

VIVO: #3
GVT: #4

6,825
6,566
6,564
3,918
2,648
102
0
Telefónica vivo GVT
oi
Telefónica vivo
GVT
TIM
SKY

Pay-TV accesses - 1Q 2014 (000's)

VIVO/GVT: #3

VIVO: #5
GVT: #4

9,875
5,480
1,398
828
753
645
0
SKY
Telefónica vivo GVT
oi
GVT
Telefónica vivo
TIM

Source: Company filings, Anatel and Teleco; Converted to € using average 2013 R$/€ FX rate

1. Considers retail and corporate segments; Considers América Móvil Brazil only; Considers Oi standalone

Investor Relations
Telefônica Brasil S.A.	8

Identified Synergies of at least €4.7bn NPV

Network Combination

- Telefónica Brasil to leverage GVT's extensive metro fiber network to significantly improve its mobile backhaul outside of Sao Paulo (material increase in sites connected via fiber)
- Telefónica Brasil and GVT to consolidate and jointly plan their backbone to reduce present/future overlap and 3rd party leases

Increase Wallet Share in High-Value Segment

- Vivo and GVT to combine their product portfolio and commercial capabilities to drive ARPU increase and churn reduction by maximizing penetration of fixed and mobile products on their combined customer base

Sustainable TV Business Development

- Vivo and GVT to combine and jointly develop the pay-TV business shortening significantly the time to achieving sustainable scale and eliminating duplicated investments

Corporate Structure

- GVT to remain as a separate business unit during an initial period to preserve its performance and operating model, which may limit some short-term synergies

Operating & Revenue Synergies of at least €3.2 bn NPV

+

Additional Financial, Fiscal & other synergies of €1.5 bn NPV

Investor Relations
Telefônica Brasil S.A.	9

Synergies Value of at Least €4.7bn NPV

•	NPV at least €4.7bn:
„Net savings from year one
„Run-rate operating and revenue synergies at least €450 MM from year 2020; c70% of run rate by 2017

Investor Relations
Telefônica Brasil S.A.	10

Attractive Transaction for Telefónica Brazil Shareholders Pro forma Financial Impact on Telefónica Brazil based on Broker Consensus estimates

Revenues

3.2%
0.3%
1.2%
1.6%
1.6%
CAGR 14-16
PRE
CAGR 14-16
POST

OIBDA

5.9%
0.9%
1.0%
4.1%
4.1%
CAGR 14-16
PRE
CAGR 14-16
POST

OpFCF (1)

22.5%
6.6%
3.0%
12.9%
12.9%
CAGR 14-16
PRE
CAGR 14-16
POST

OIBDA Margin (2)

33.9%
31.2%
PRE
POST

TEF Stand-alone
GVT incremental growth
Synergies incremental growth

Source: Broker consensus, not adjusted for differences in accounting policies

1. Defined as OIBDA-Capex

2. 2015 post includes run rate synergies

Investor Relations
Telefônica Brasil S.A.	11

Transaction Entirely Financed with Equity

•Transaction entirely financed with equity at both Telefónica and Telefónica Brasil

•The cash consideration to Vivendi will be fully financed through a capitalincrease at Telefónica Brasil

„Telefónica will subscribe its proportionate share of 73.9%, or €3.4 bn,which, in turn, will be funded through a capital increase at Telefónica level

• Transaction to strengthen Telefónica Brasil’s results and balance sheet „Consolidation of GVT financials and value creation from synergies

Investor Relations
Telefônica Brasil S.A.	12

Expected Transaction Timetable

Investor Relations
Telefônica Brasil S.A.	13

Closing Remarks: The perfect fit

•	A natural strategic move to improve market positioning and growth profile while improving financial flexibility
•	Telefónica Brazil to sustain as the leader in subscribers and network quality
•	Creating a leading integrated Telco in Brazil with a nationwide footprint and high value customer profile, in the largest telecoms market in LatAm
•	Significant value creation through at least €4.7bn NPV synergies crystallization
•	Substantial value creation for Telefónica Brazil shareholders
„Improving growth profile and market positioning, while maintaining intact further optionality
„Enhancing cash flow generation profile

Investor Relations
Telefônica Brasil S.A.	14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 29, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director